Exhibit 99.1

ASX Announcement	22 June 2016

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388  Facsimile: +61 8 8132 0766  www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Acquisition of Eagle Ford Assets

Sundance Energy Australia Limited (ASX: SEA) is pleased to announce that on 21 June 2016 it entered into a Purchase and Sale Agreement for the acquisition of approximately 5,050 net acres targeting the Eagle Ford in McMullen County, Texas for $16.0 million.

The acquisition includes:

1)             27 gross (9.6 net) wells, primarily operated by Sundance, that are expected to produce 600-700 boepd during the remainder of 2016;

2)             Total proved reserves of approximately 3.0 mmboe, 1.4 mmboe of which are attributed to producing wells.

Assuming a successful close of this transaction, Sundance expects to achieve fourth quarter 2016 production of 8,600 — 9,500 boepd.  The transaction, which is effective 1 May 2016, is subject to customary due diligence and closing conditions and is expected to close in late July 2016.

For more information, please contact:

ASX Code: SEA
United States Eric McCrady, Managing Director Tel: +1 (303) 543 5703	Australia Mike Hannell, Chairman Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Mississippian/Woodford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.com.au.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.